December 3, 2025

Frank Lanuto
Principal Accounting Officer
Stagwell Inc
One World Trade Center , Floor 65
New York , NY 10007

       Re: Stagwell Inc
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-13718
           Filed March 11, 2025
Dear Frank Lanuto:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services